Proxy form

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19 (3) of the Companies (Management and Administration) Rules, 2014 – Form No. MGT-11]

INFOSYS LIMITED

CIN : L85110KA1981PLC013115

Electronics City, Hosur Road, Bengaluru 560 100, India, 91 80 2852 0261, 91 80 2852 0362

investors@infosys.com | www.infosys.com

37th Annual General Meeting – June 23, 2018

Name of the member(s)	
Registered address	
Registered email address	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of .... shares of the above named company, hereby appoint

Name : .... Email : ....

Address : ....

.... Signature : ______________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ______________________

or failing him / her

Name : .... Email : ....

Address : ....

.... Signature : ______________________

as my / our proxy to attend and vote (on a poll) for me / us and on my / our behalf at the 37th Annual General Meeting of the Company, to be held on Saturday, June 23, 2018, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution number	Resolution	Vote *(Optional, see Note 2)* (Please mention no. of shares)	
		For	Against
Ordinary business			
1	Adoption of financial statements		
2	Declaration of dividend		
3	Appointment of U.B. Pravin Rao as a director liable to retire by rotation		
4	Ratification of appointment of auditors		

Signed this .... day of .... 2018.

Affix revenue stamp of not less than ₹1

.... *Signature of the member*

.... *Signature of the proxy holder(s)*

Notes:

1. This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the Annual General Meeting (on or before 3:00 p.m. IST on June 21, 2018).
2. It is optional to indicate your preference. If you leave the 'for' or 'against' column blank against any or all of the resolutions, your proxy will be entitled to vote in the manner as he / she may deem appropriate.

....Please tear here..

Attendance slip

Infosys®

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road, Bengaluru 560 100, India, 91 80 2852 0261, 91 80 2852 0362
investors@infosys.com | www.infosys.com

37th Annual General Meeting – June 23, 2018

Registered Folio no. / DP ID no. / Client ID no.:

Number of shares held:

I certify that I am a member / proxy / authorized representative for the member of the Company.

I hereby record my presence at the 37th Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, on Saturday, June 23, 2018, at 3:00 p.m. IST.

....
Name of the member / proxy
(in BLOCK letters)

....
Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall at the registration desk. Members are requested to bring their copies of the Annual Report to the AGM.